RADIANT LOGISTICS, INC.

405 114th Ave, SE, Third Floor

Bellevue, Washington 98004

May 9, 2012

VIA EDGAR

Tetyana Aldave, Esq.

Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Radiant Logistics, Inc.- Registration Statement on Form S-3

Commission File No. 333-179868

Dear Ms. Aldave:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Radiant Logistics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-179868) (the “Registration Statement”), so that it may become effective at 4:00 p.m. on May 11, 2012, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this request. We request that such effectiveness be confirmed in writing.

Very truly yours,

RADIANT LOGISTICS, INC.

By:	/s/ Bohn H. Crain
Bohn H. Crain
Chief Executive Officer